

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Via E-mail
Song Wang
Chief Executive Officer
ChinaCache International Holdings Ltd.
6/F, Block A, Galaxy Plaza
No. 10 Jiuxianqiao Road Middle, Chaoyang District
Beijing, 100015 People's Republic of China

> **Re:** **ChinaCache International Holdings Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 24, 2012**
> **File No. 001-34873**

Dear Mr. Wang:

We have reviewed your letter dated January 14, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 14, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, page F-12

1.   We note the proposed revised disclosures provided in your response to comment 10. Please further revise such disclosures in future filings to clearly indicate (as you have in the forepart of your filing) that the contractual arrangements with the VIEs and its shareholders are valid, binding and <u>enforceable</u>.

2.   We note the proposed revised disclosures in response to prior comment 11. Please further revise your disclosures regarding the Exclusive Business Cooperation Agreement to include a discussion of how service fees between ChinaCache and Beijing Jingtian are determined. In this regard, we note from the terms of such agreement, (as filed in Exhibit 10.25) that the service fee equals 100% of Beijing Jingtian's net income, subject to certain adjustments. Similarly, you should include a discussion of the factors considered in determining the service fees paid pursuant to the Exclusive Technical Support and Service Agreement and the Exclusive Technical Consultation and Training Agreements between ChinaCache and Beijing Blue I.T. as disclosed in your response to prior comment 12. Please provide the proposed revised disclosures that you intend to include in future filings.

3.   Also, it remains unclear from the revised disclosures provided in response to comment 11, which agreements you rely upon to obtain effective control over the VIEs and those that provide you the ability to receive substantially all of the economic benefits of the VIEs. In this regard, the proposed disclosures on page 17 of your response appear to imply that you obtain control of the VIEs from the irrevocable powers of attorney, however, based on the disclosures beginning on page 49, it appears that you also rely on the loan agreements and share pledge agreements to provide effective control. In addition, you state in your response to prior comment 12 that you receive substantially all of the economic benefits of Beijing Blue I.T. pursuant to the Business Cooperation Agreement, Technical Consulting and Training Agreement and Technical Support and Service Agreements; however, this is not evident in your proposed revised disclosures. Please explain these apparent inconsistences or revise your disclosures accordingly.

4.   Tell us your consideration to file the reassignment of the powers of attorney to the company on May 10, 2010 as an exhibit. We refer you to the Item 4 of Instructions as to Exhibits of Form 20-F.

Note 4. Consolidation (Deconsolidation) of Shanghai JNet

Deconsolidation of JNet, page F-34

5.   We note your response to comment 14. Considering you terminated the Shanghai JNet agreements in fiscal 2011, please explain further why you continued to include the estimated pre-tax income for 2012 in your post-acquisition settlement calculations.

6.   In your response to prior comment 15 you indicate that the termination of the Shanghai JNet agreements was due, in part, to the costs of the post-acquisition settlement consideration incurred by the company. Please explain further how the post-acquisition consideration impacted your decision to terminate these agreements as it appears that you incurred these costs regardless of whether or not you terminated the agreements. Also,

revise your disclosures in future filings to include a discussion of the reasons for terminating these agreements and provide the proposed disclosures in your response.

7.   In your cost of revenue discussion on page 56, you refer to the 2009 effect of the amortization of acquired intangible assets associated with the JNet Group. Supplementally explain why you have not reclassified the amortization expense associated with these intangible assets considering you deconsolidated Shanghai JNet and presented its operations as discontinued operations for all periods presented.

Item 19. Exhibits, page 110

Exhibits 15.1 and 15.2

8.   Please revise the above-referenced exhibits to consent to the incorporation by reference of counsel's opinion in the Forms S-8, file numbers 333-172962 and 333-176751, initially filed on March 21, 2011 and September 9, 2011, respectively. In revising, refer to Securities Act Rule 436(a), which requires the consent to expressly state that counsel consents to the summary or quotation of its opinion.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief